OLYMPUS PACIFIC MINERALS INC.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Intermediary

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Voting Instruction Form ("VIF") - Special Meeting of Shareholders to be held on December 17, 2007

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxy holder of the registered holder, in accordance with your instructions.
2. **We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.** In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, authority is hereby given by you, the holder, for the proxyholder to date this VIF seven (7) calendar days after which it was mailed to you, the holder, by Computershare.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made or both choices are specified in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

Appointee(s)

The undersigned shareholder of Olympus Pacific Minerals Inc. hereby appoints: T. Douglas Willock, Director of the Corporation, or failing this person, Pamela Campagnoni, Vice President, Finance of the Corporation,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions or both choices have been given, the proxyholder appointed by you will, and is hereby directed to, vote in favour of the matter identified on this VIF) and all other matters that may properly come before the Special Meeting of Shareholders of Olympus Pacific Minerals Inc. to be held at the Albany Club of Toronto, President's Suite, 91 King St East, Toronto, Ontario M5C 1G3 on Monday, December 17, 2007 at 1:00 p.m. (Eastern) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

All shareholders of the Corporation are entitled to vote on the resolution no. 1 set out below

	For	Against
1. To pass an ordinary resolution ratifying the Amended and Restated Shareholder Rights Plan Agreement as described in the accompanying Management Information Circular.	☐	☐

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All shareholders of the Corporation that vote on resolution no. 1 set out above SHOULD ALSO VOTE on resolution no. 2 set out below EXCEPT a shareholder that directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding voting shares of the Corporation and the associates, affiliates and insiders of such shareholder, and any other shareholder who does not qualify as an Independent Shareholder, as that term is defined in the Amended and Restated Shareholder Rights Plan Agreement. As at the date of the Management Information Circular, the only beneficial shareholder known to the Corporation to hold 20% or more of the outstanding voting shares of the Corporation is Dragon Capital Group Limited.

	For	Against
2. To pass an ordinary resolution ratifying the Amended and Restated Shareholder Rights Plan Agreement as described in the accompanying Management Information Circular.	☐	☐

	For	Against
3. To transact such other business as may come before the Meeting, or any adjournment thereof.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

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